





Articles of Organization

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.

Prepared by incfile



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

<u>For Office Use Only</u>
WY Secretary of State
FILED: Aug 8 2023 12:12PM
Original ID: 2023-001311703

Limited Liability Company
Articles of Organization

I. **The name of the limited liability company is:**
PANHWAR SPV LLC

II. **The name and physical address of the registered agent of the limited liability company is:**
REPUBLIC REGISTERED AGENT LLC
5830 E 2nd St Ste 7000
Casper, WY 82609

III. **The mailing address of the limited liability company is:**
2511 S REDWOOD ROAD
WOODS CROSS, UT 84087

IV. **The principal office address of the limited liability company is:**
2511 S REDWOOD ROAD
WOODS CROSS, UT 84087

V. **The organizer of the limited liability company is:**
INCFILE.COM LLC
17350 STATE HWY 249 #220, HOUSTON, TX, 77064

Signature: *LOVETTE DOBSON*   Date: **08/08/2023**

Print Name: **LOVETTE DOBSON**

Title: **ORGANIZER**

Email: **EFILE1234@INCFILE.COM**

Daytime Phone #: **(888) 462-3453**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

> **W.S. 6-5-308. Penalty for filing false document.**
>
> (a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:
>
> (i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;
>
> (ii) Makes any materially false, fictitious or fraudulent statement or representation; or
>
> (iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*LOVETTE DOBSON*	Date: **08/08/2023**
Print Name:	**LOVETTE DOBSON**	
Title:	**ORGANIZER**	
Email:	**EFILE1234@INCFILE.COM**	
Daytime Phone #:	**(888) 462-3453**	

Consent to Appointment by Registered Agent

REPUBLIC REGISTERED AGENT LLC, whose registered office is located at **5830 E 2nd St Ste 7000, Casper, WY 82609**, voluntarily consented to serve as the registered agent for **PANHWAR SPV LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *LOVETTE DOBSON*   Date: **08/08/2023**

Print Name: **LOVETTE DOBSON**

Title: **ORGANIZER**

Email: **EFILE1234@INCFILE.COM**

Daytime Phone #:   **(888) 462-3453**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

PANHWAR SPV LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **8th** day of **August, 2023** at **12:12 PM.**

Remainder intentionally left blank.



Filed Date: 08/08/2023

_____
Secretary of State

Filed Online By:

LOVETTE DOBSON

on 08/08/2023